Exhibit 4.2

English Language Summary

Authorization Agreement for Radiofrequency Blocks Personal Mobile Service(Termo de Outorga de Autorização de Uso de Blocos de Radiofrequências Associadas do Serviço Móvel Pessoal) No. 145/2014/SOR-ANATEL

Parties:	TIM Celular S.A., as Authorizee, and Agência Nacional de Telecomunicações (Anatel), as Grantor.

Date of Agreement:	December 5, 2014.

Date of Publication in Official Journal:	December 8, 2014.

Expiration:	December 8, 2029 (15 years).

Renewal:	Authorizee has a one-time right to renew, for an equal period.

Purpose:	Authorization to use blocks of radiofrequency associated with Personal Mobile Service, without exclusivity, in the following sub-bands: 718. 0 to 728.0 MHz 773.0 to 783.0 MHz

Area:	Region II of the PGA, which covers the Federal District and the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre

Amount:
The total amount due for the authorizations conferred by this Authorization Agreement is set forth in Authorization Agreement No. 144/2014/SOR-ANATEL (R$1,738,873,677.09 (one billion, seven hundred thirty eight million, eight hundred seventy three thousand, six hundred seventy seven reais and nine cents)), which will be payable as follows:

•  The total amount or, at the minimum, 10% (ten percent) of the total amount shall be paid on the date of the signature of the Authorization Agreement, as adjusted for the IGP-DI at the effective date of payment; and

•  The remaining amounts, totaling at the most 90% (ninety percent) of the total amount shall be paid in six equal payments annually, commencing on the 36th (thirty-sixth) month from publication of the Authorization Agreement, as adjusted for the IGP-DI at the effective date of payment and interest of 1.0% (one percent) per month.

Additionally, every two years during the authorization period, the Authorizee must pay an amount corresponding to 2% (two percent) of its related revenues for the year preceding payment, net of taxes and social contributions. On the 15th year the Authorizee must pay 1% of its revenue for the previous year.

The Authorizee, together with the authorizees of other sub-bands in the 700 MHz frequency spectrum by means of a joint entity to be set up by them for the same purpose, shall also reimburse TV and RTV broadcasters for certain costs associated with the clean-up of the spectrum for mobile uses. These costs, as set forth in Auction Notice (Edital de Licitação) No. 2/2014-SOR/SPR/CD-Anatel, Annex II-A, must be paid as follows:

•  30% (thirty percent) of the costs within 30 (thirty) days after the formation of the joint entity;
•  30% (thirty percent) of the costs by January 31, 2016;
•  30% (thirty percent) of the costs by January 31, 2017; and
•  10% (ten percent) of the costs by January 31, 2018.

Material Terms and Conditions:	The Authorizee must also comply with certain coverage commitments and must fulfill minimum national content obligations in the acquisition of its goods, products and technology systems.

Penalty:
Nonpayment of the revenue- and spectrum clean-up-related amounts due under the Authorization Agreements will implicate a daily penalty of 0.33% per day, to a limit of 20%, to be applied to the value of the outstanding amount not paid. Nonpayment will also entail forfeiture of the authorization to use radio frequency blocks, regardless of the application of other penalties provided in Anatel regulations.  Any payments made prior to any such forfeiture will not be refunded.

Failure to comply with the conditions and obligations in the Authorization Agreement will subject to PADO procedures, established under Anatel regulations, without prejudice to civil and penal sanctions.